SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-

1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

SP PLUS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

78469C103

(CUSIP Number)

VCM STAN-CPC Holdings, LLC

2929 Arch Street, Suite 1800

Philadelphia, Pennsylvania 19104-7324

(215) 609-3400

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 18 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON VCM STAN-CPC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 551,587
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 551,587
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Page 3 of 18 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa Capital Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 551,587
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 551,587
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Page 4 of 18 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa FGP-I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 551,587
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 551,587
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Page 5 of 18 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa UGP-I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 551,587
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 551,587
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Page 6 of 18 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 551,587
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 551,587
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Page 7 of 18 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 12,780
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 12,780
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1% (1)
14.	TYPE OF REPORTING PERSON PN

**	Denotes less than
(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Page 8 of 18 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 564,367
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 564,367
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,367
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Page 9 of 18 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Gregory L. Segall
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 564,367
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 564,367
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,367
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Page 10 of 18 pages

This Amendment No. 5 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 12, 2012 and amended on June 9, 2015, May 12, 2016, December 13, 2016 and December 16, 2016. Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect. Terms used herein and not defined herein shall have the meaning ascribed thereto in the Original 13D, as amended. This Amendment No. 5 is the final Amendment to the Schedule 13D and is an exit filing of the Reporting Persons.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to insert the following paragraphs after the last paragraph:

On December 19, 2016, the Holding Vehicles entered into a letter agreement (the “Letter Agreement”) amending the Sponsor Agreement. Pursuant to the Letter Agreement, VCM Holdings is no longer a party to the Sponsor Agreement. The Letter Agreement is filed as Exhibit M hereto, and the foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information required in these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the respective cover pages to this Schedule 13D and is incorporated herein by reference.

(c) On December 19, 2016, VCM Holdings sold 10,700 shares of Common Stock through open market sales at an average price of $29.0699 per share. To the knowledge of any of the Reporting Persons, except as described in this Schedule 13D, no transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto since the most recent filing on Schedule 13D.

(e) As described in this Schedule 13D, the Holding Vehicles amended the Sponsor Agreement on December 19, 2016 and VCM Holdings is no longer a party thereto. As a result, the Reporting Persons may no longer be deemed to be a group with holders that together beneficially own more than five percent of the shares of Common Stock, and accordingly, their obligation to file a Schedule 13D has been terminated.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The description of the Letter Agreement set forth in Item 4 is hereby incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to insert the following exhibits:

Exhibit M – Letter Agreement, dated December 19, 2016, by and among the Holding Vehicles

Exhibit N – Agreement pursuant to Rule 13d-1(k)

Page 11 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 20, 2016	By:	/s/ Gregory L. Segall
	Name:	Gregory L. Segall, as an individual and as Attorney-in-Fact for:
VCM STAN-CPC HOLDINGS, LLC (1)
VERSA CAPITAL FUND I, L.P. (1)
VERSA FGP-I, LP (1)
VERSA UGP-I, LLC (1)
VERSA CAPITAL MANAGEMENT, LP (1)
VERSA FUND MANAGEMENT, LLC (1)
VERSA CAPITAL GROUP, LLC (1)

(1) A Power of Attorney authorizing Gregory L. Segall to act on behalf of this entity has been previously filed with the Securities and Exchange Commission.

Page 12 of 18 pages

EXHIBIT INDEX

Exhibit	Document Description

M	Letter Agreement, dated December 19, 2016, by and among the Holding Vehicles

N	Agreement Pursuant to Rule 13d-1(k)